Exhibit 107

Calculation of Filing Fee Table

424(b)(5)

(Form Type)

Honeywell International Inc.

(Exact Name of Registrant as Specified in its Charter)

Table 1: Newly Registered Securities

	Security Type	Security Class Title	Fee Calculation or Carry Forward Rule	Amount Registered	Proposed Maximum Offering Price Per Unit	Maximum Aggregate Offering Price	Fee Rate	Amount of Registration Fee(1)
Fees to Be Paid	Debt	4.125% Senior Notes Due 2034	457(r)	€1,000,000,000	98.917%	€989,170,000	0.0001102	$109.730.76
Fees Previously Paid	—	—	—	—	—	—		—
	Total Offering Amounts					€989,170,000		$109,730.76
	Total Fees Previously Paid							—
	Net Fee Due							$109,730.76

(1)	Calculated in accordance with Rule 457(r) under the Securities Act of 1933, as amended, based upon an exchange rate of $0.9934/€1 on October 28, 2022, as published by the U.S. Federal Reserve Board.